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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Little Squaw Gold Mining Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

537522 10 4

(CUSIP Number)

June 6, 2006

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. .......................................537522 10 4

1.

Names of Reporting Persons.        Penn.LITS, LLC

I.R.S. Identification Nos. of above persons (entities only).

91-2190842

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)   X

3.

SEC Use Only

4.

Citizenship or Place of Organization

State of Washington Limited Liability Company

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 392,332 6. Shared Voting Power -0- 7. Sole Dispositive Power 392,332 8. Shared Dispositive Power -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                    392,332

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      (Not Applicable)

11.

Percent of Class Represented by Amount in Row (9)                           1.483%

12.   Type of Reporting Person (See Instructions)                                                00

Item 1.

Name of Issuer

1(a)

Little Squaw Gold Mining Company

2(b)

Address of Issuer's Principal Executive Offices

3412 S. Lincoln Dr.

Spokane, WA   99203-1650

Item 2.

2(a)

Name of Person Filing

Penn.LITS, LLC

2(b).

Address of Principal Business Office or, if none, Residence

421 Sherman Ave., #203

Coeur d'Alene, ID  83814

2(c)

Citizenship

Formed under laws of the State of Washington

2(d)

Title of Class of Securities

Common Stock

2(e)

CUSIP Number

537522 10 4

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),

check 3.  whether the person filing is a:

(a) [     ]

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [     ]

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [     ]

Insurance company as defined in section 3(a)(19) of the Act

(15 U.S.C. 78c).

(d) [     ]

Investment company registered under section 8 of the Investment

Company Act of 1940 (15 U.S.C 80a-8).

(e) [     ]

An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

An employee benefit plan or endowment fund in accordance with

§240.13d-1 (b)(1)(ii)(F);

 (g) [     ]

A parent holding company or control person in accordance with

§240.13d-1 (b)(1)(ii)(G);

(h) [     ]

A savings associations as defined in Section 3(b) of the Federal

Deposit Insurance Act (12 U.S.C. 1813);

(i) [      ]

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of

1940 (15 U.S.C. 80a 3);

(j) [     ]

Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable

Item 4.  Ownership.

The information in Items 1 and 5 through 11 on the cover page (page 2) is hereby incorporated  by reference.  Percentage ownership is based on 26,453,420 common shares outstanding at May 5, 2006.  The reporting person owns 392,332 shares of common stock of the issuer and has both sole power to vote and to dispose of or direct the disposition of those shares.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired

the Security Being Reported on By the Parent Holding Company or

Control Person.

Not Applicable

Item 8.

Identification and Classification of Members of the Group

Not Applicable.

Item 9.

Notice of Dissolution of Group

Not Applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

_June 6, 2006________________________

Date

_/s/ Ron Nicklas__________________

                   RON NICKLAS

Signature

__Manager__________________________

Name/Title